EXHIBIT 12.1
CAMDEN PROPERTY TRUST
STATEMENT REGARDING COMPUTATION OF RATIOS
FOR THE FIVE YEARS ENDED DECEMBER 31

(in thousands, except for ratio amounts)	2015 (1)	2014 (2)	2013 (3)	2012 (4)	2011 (5)
EARNINGS BEFORE FIXED CHARGES:
Income from continuing operations before income taxes	$260,134	$303,217	$157,442	$162,634	$19,729
Less: Equity in income of joint ventures	6,168	7,023	24,865	20,175	5,679
	253,966	296,194	132,577	142,459	14,050
Add: Distributed income of joint ventures	6,387	7,399	8,884	6,321	5,329
Less: Interest capitalized (6)	19,271	22,185	15,698	12,649	8,950
Less: Preferred distribution of subsidiaries	—	—	—	776	7,000
Total earnings before fixed charges	241,082	281,408	125,763	135,355	3,429
FIXED CHARGES:
Interest expense (6)	97,312	94,906	99,784	105,870	114,394
Interest capitalized (6)	19,271	22,185	15,698	12,649	8,950
Accretion of discount	1,080	1,035	1,051	816	650
Interest portion of rental expense	202	179	167	156	167
Preferred distribution of subsidiaries	—	—	—	776	7,000
Total fixed charges	117,865	118,305	116,700	120,267	131,161
Total earnings and fixed charges	$358,947	$399,713	$242,463	$255,622	$134,590
RATIO OF EARNINGS TO FIXED CHARGES	3.05	3.38	2.08	2.13	1.03

(1)	Earnings include a $104,288 impact related to a gain on sale of operating properties, including land. Excluding this impact, the ratio would be 2.16.

(2)
Earnings include a $159,289 impact related to a gain on sale of operating properties, including land, a $10,000 impact related to incentive compensation expense as a result of joint venture restructuring, and a $1,152 impact related to an impairment charge associated with land holdings. Excluding these impacts, the ratio would be 2.13.

(3)	Earnings include a $1,000 impact related to non-recurring fee income and a $698 impact related to gain on sale of land. Excluding these impacts, the ratio would be 2.06.

(4)	Earnings include a $57,418 impact related to a gain on acquisition of controlling interest in joint ventures. Excluding this impact, the ratio would be 1.65.

(5)
Earnings include a $29,791 impact related to a loss on discontinuation of a hedging relationship, a $1,136 impact related to gain on sale of joint venture interests, a $3,316 impact related to a net gain on the sale of an available-for-sale investment, and a $4,748 impact related to gains on the sale of properties, including land. Excluding these impacts, the ratio would be 1.18.

(6)
All periods presented have been changed to reflect our adoption of Accounting Standards Update 2015-03 (“ASU 2015-03”), “Simplifying the Presentation of Debt Issuance Costs” (as supplemented by Accounting Standards Update 2015-15 [“ASU 2015-15”], “Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements”) at December 31, 2015, which required retrospective application.

(in thousands, except for ratio amounts)	2015	2014	2013	2012	2011
INTEREST COVERAGE RATIO
Total revenues	$900,260	$858,589	$810,048	$714,725	$620,796
Total expenses	(750,582)	(720,532)	(678,169)	(629,684)	(582,839)
Income from discontinued operations	—	—	8,515	17,406	17,831
Add: Depreciation and amortization	257,082	237,346	216,288	196,657	169,383
Add: Depreciation of discontinued operations	—	—	5,255	15,199	16,679
Add: Interest expense (1)	97,312	94,906	99,784	105,870	114,394
Add: Interest expense of discontinued operations	—	—	—	36	—
Total	$504,072	$470,309	$461,721	$420,209	$356,244
Total interest expense (1)	$97,312	$94,906	$99,784	$105,906	$114,394
INTEREST COVERAGE RATIO	5.2	5.0	4.6	4.0	3.1

(1)	All periods presented have been changed to reflect our adoption of ASU 2015-03 (as supplemented by ASU 2015-15) at December 31, 2015, which required retrospective application.